UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                             Abacan Resources Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)

                                    00291910
                           -------------------------
                                 (CUSIP Number)

                    Mary T. Lomasney, Director of Compliance
                   State Street Research & Management Company
                     One Financial Center, Boston, MA 02111
                                 (617) 357-1398
                              -------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 1999
                          ---------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(E), 13d-1(F) or 13d-1(G), check the following box [X].

|-----------------------|                         |--------------------------|
|CUSIP Nos. 00291910    |                         |    Page 2  of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)      |
|         |                                                                  |
|         |  State Street Research & Management Company 13-3142135           |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [X] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |   PF                                                             |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |   Delaware                                                       |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   11,163,000                                        |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   11,584,700                                        |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  $29,720,498                                                     |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  10.13%                                                          |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IA                                                              |
|----------------------------------------------------------------------------|

|-----------------------|                         |--------------------------|
|CUSIP Nos. 00291910    |                         |    Page 3  of 10 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)      |
|         |                                                                  |
|         |  Daniel J. Rice, III                                             |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [X] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |   PF                                                             |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |   U.S.                                                           |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   324,200                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   324,200                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  $246,818                                                        |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  .28%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

PREAMBLE

      The reporting persons expressly disclaim that they are required to file this Schedule 13D.

Item 1.  Security and Issuer.

      This statement relates to the common stock ("Shares") of Abacan Resource Corporation ("Company"). The address of the principal executive offices of the Company is 14811 St. Mary's Lane, Suite 140, Houston, Texas 77079.

Item 2.  Identity and Background.

      This statement is being filed by State Street Research & Management Company, a corporation organized under the laws of Delaware ("SSR") and Daniel
J. Rice, III ("Rice"). (SSR and Rice are collectively referred to herein as "Reporting Persons".)

      SSR is an investment adviser registered under the Investment Advisers Act of 1940. Its principal business is to provide investment advisory services primarily to pension plans, investment companies registered under the Investment Company Act of 1940, insurance company separate accounts, including those of its parent, Metropolitan Life Insurance Company ("Metropolitan"), and other institutional and individual clients. SSR is a wholly owned subsidiary of Metropolitan. The principal office of SSR is located at One Financial Center, Boston, MA 02111. Rice is a Senior Vice President of SSR, which is his principal occupation, and is the portfolio manager for certain managed accounts which hold Shares. Rice is a U.S. citizen and his business address is One Financial Center, Boston, MA 02111.

      The Shares to which this statement relates are (a) owned directly by a number of institutional accounts managed by SSR, including investment companies and insurance company separate accounts of the Metropolitan, ("Managed Accounts"), or (b) owned directly by Rice.

      The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of SSR is set forth in Attachment A hereto.

      Within the past five years, none of the reporting persons or persons listed on Attachment A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

      In reliance on Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), no information in response to Items 2 through 6 is being provided for Metropolitan or other corporations or their executive officers or directors that have a controlling ownership interest in SSR, because voting and investment powers over any Shares they may have, are exercised independently from the Reporting Persons.

      Certain other employees of SSR hold approximately 543,700 Shares; those employees and Shares are not included in this filing for any purposes.

Item 3.  Source and Amount of Funds or Other Consideration.

      Attachment B sets forth the amount of funds or other consideration used or to be used in making purchases. Each Managed Account and Rice used their own funds to make the purchases. No part of any purchase is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting of the Shares.

Item 4.  Purpose of Transaction.

      SSR has, and may, in the ordinary course of its business as an investment adviser, exercise its discretion to buy and sell Shares for investment purposes on behalf of the Managed Accounts and its other client accounts.

      For SSR, the purpose of its acquisition of the Shares was to acquire investment interests in the Company on behalf of, and consistent with the investment objectives and strategies of, the Managed Accounts. Similarly for Rice, the purpose of his acquisition of the Shares was to acquire investment interests in the Company consistent with his own personal, investment portfolio objectives. SSR and Rice intend to continually review the market for the purchase and sale of the Shares, as well as the Company's fundamentals, financial position and business prospects. Depending upon their continuing assessment and upon future developments, SSR and Rice may determine, from time to time or at any time, to buy or to sell or otherwise dispose of some or all of the Shares. In making any such determination, they will consider the market price of the Shares, other investment opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken on behalf of any one or more of the Managed Accounts, other client accounts, and/or Rice personally.

      SSR made a proposal to the Company for SSR to acquire up to approximately $1.5 million of additional securities in a private placement with the Company on behalf of one or more of the Managed Accounts. The private placement would be subject to a number of conditions, including but not limited to, conditions relating to registration rights, the sale of additional securities by the Company to other investors, arrangements to be made by the Company with creditors, changes in the composition of the Board of Directors of the Company, the accomplishment of certain business transactions, expense and operational goals, negotiation of related terms, and satisfactory documentation. There is no assurance that such additional investment in any amount with the Company will be made.

      Subject to the above, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

     (a) The aggregate number of Shares and the percentage of the class of such Shares beneficially owned by the Reporting Persons are set forth in Attachment B.

     (b) See Attachment B for information on persons with powers to vote, to direct votes, to dispose of, and/or to direct the disposition of, the Shares.

     (c) No transactions in the Shares were effected during the 60 days prior to the date of this filing by the persons named in response to paragraph (a) of this Item 5.

     (d) Each Managed Account and Rice have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of Shares, respectively held by them. SSR does not have such rights.

     (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      To the extent known, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      SSR, as investment adviser to the Managed Account, has a customary advisory agreement under which each Managed Account has given SSR discretion in the ordinary course of its business to manage securities in general, including the Shares.

Item 7.  Material to be Filed as Exhibits.

      See Attachment C.

                                   SIGNATURES


      After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 12, 1999                               February 12, 1999
------------------                              -----------------
(Date)                                          (Date)


State Street Research & Management              Daniel J. Rice, III
Company


By: Mary T. Lomasney                            By: Daniel J. Rice, III
    ----------------                                -------------------
    (Signature)                                     (Signature)


Vice President,
Director of Compliance
----------------------
 (Name/Title)

Attachment A
To Schedule 13D




                    Principal
                    Occupation
     Name           or Employment       Citizenship    Business Address
     ----           ----------------    -----------    ----------------
Directors and Executive Officers of State Street Research & Management
Company ("SSR")

Ralph F. Verni    Chairman of Board,         US       One Financial Center
                  Chief Executive Officer             Boston, MA  02111
                  and President of SSR



Peter C. Bennett  Director and               US       One Financial Center
                  Executive Vice President            Boston, MA  02111

Thomas A. Shively Director and               US       One Financial Center
                  Executive Vice President            Boston, MA  02111

Gerard P. Maus    Director and               US       One Financial Center
                  Executive Vice President            Boston, MA  02111

Francis J.        Executive Vice President   US       One Financial Center
McNamara, III                                         Boston, MA  02111




Attachment B
To Schedule 13D


I. SSR Managed Accounts

Dollar Amount                 $29,720,498

Shares                        11,584,700

Power to Vote or
Direct Vote
      Sole Power              11,163,000 (a)
      Shared Power            0 (a)

Power to Dispose or
Direct Disposition
      Sole Power              11,584,700 (a)
      Shared Power            0 (a)

II. Daniel J. Rice, III

Dollar Amount                 $246,818

Shares                        324,200

Power to Vote or
Direct Vote
      Sole Power              324,200 (b)
      Shared Power            0 (b)

Power to Dispose or
Direct Disposition
      Sole Power              324,200 (b)
      Shared Power            0 (b)

Aggregate Shares              11,908,900

Total Shares Outstanding
Per Company's Filing          114,370,836

Aggregate as Percentage
Of Outstanding Shares         10.41%

Notes to power to vote and/or dispose

(a)   held by SSR
(b)   held by Daniel J. Rice, III

Attachment C to Schedule 13D

Note: Confidential Portions denoted with "[*]" been omitted and filed separately with the Commission.


                                                      February 2, 1999

Tim Stephens
President and CEO
Abacan Resources Group
14811 St. Mary's Lane     #140
Houston, Texas 77079


Dear Mr. Stephens,

Pursuant to our meeting in Boston last week, we are prepared to purchase $1.5MM of additional securities of Abacan under the following conditions:

1. A standstill agreement from CSFB on interest and principal payments until y/e 1999.
2. Satisfactory resolution of the large creditors via disbursement of insurance proceeds and signed relinquishment of trade debt.
3. Reconstituted board with two outside directors (Kishpaugh & Rutherford), yourself, Tunde Folawiyo and either Wade Cherwayko or Jim Harvie.
4.  [*]
5. Freely tradeable stock within 6 months.
6. Another $1.5MM of funds raised from other entities.

It is also our understanding that the following items are among the company's highest priority goals over the year term.

1.  To get monthly cash expense down below $250,000.
2. To open a bid room for [*] no later than [*] with bids accepted no later than [*].
3.  To have a signed PPA on [*] no later than [*].
4.  To reflect any bids for the company to the BOD.

Our investment is also subject to the negotiation of satisfactory documentation customary for transactions of this type.


Respectfully,


Daniel J. Rice, III
Senior Vice President
State Street Research